Exhibit 99.1

Puyi Inc. Appoints Dr. Lihong Zhai as Independent Director

GUANGZHOU, China, March 17, 2020 (GLOBE NEWSWIRE) -- Puyi Inc. (“Puyi” or the “Company”) (NASDAQ: PUYI), a leading third-party wealth management service provider in China focusing on mass affluent and emerging middle class population, announced the appointment of Dr. Lihong Zhai as its new independent director and new member of its audit committee today. As of today, the board has three independent directors and six directors in total.

Prior to joining the Company, Dr. Lihong Zhai has more than 30 years’ experiences in the financial industry, including experiences as the lecture in finance at Southwestern University of Finance and Economics and experiences as the director of a well-known trust and financing research institute. In addition, Dr. Zhai has extensive experiences in corporate management, and he has also held multiple senior management positions, including being an independent director and supervisor, in several banks and corporations. Dr. Zhai received his bachelor’s degree in finance from Shanxi University of Finance and Economics in 1991 and his master and doctor degrees in finance from Southwestern University of Finance and Economics in 1999 and 2005, respectively.

Mr. Haifeng Yu, chairman of the board, commented, “We are honored to have Dr. Zhai as our independent director. Dr. Zhai is an experienced professional in the financial industry. We truly believe that having Dr. Zhai on our board of directors will further improve the Company’s internal control, professional services capabilities and business development capabilities.”

Dr. Zhai responded, “I am horned to be appointed as an independent director of Puyi. From the day of my appointment, I will use my expertise and fulfill my responsibilities as an independent director, and contribute to the long-term sound development of the Company.”

About Puyi

Headquartered in Guangzhou, China, Puyi is a leading third-party wealth management service provider in China focusing on mass affluent and emerging middle class population. Puyi also provides corporate financing services and asset management services for clients. For more information, please visit http://ir.puyiwm.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

Puyi Inc.

Jing He, GM of Financial Reporting Department

Email: ir@puyiwm.com

Tel: +86 20-28866499